Exhibit 1.01

TEXTRON INC.

Conflict Minerals Report

For The Year Ended December 31, 2014

Introduction

Textron Inc. is providing this report for the year ended December 31, 2014 to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on SEC registrants that manufacture or contract to manufacture products containing conflict minerals that are necessary to the functionality or production of those products. The term “conflict mineral” means columbite-tantalite, also known as coltan, cassiterite, gold and wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (collectively, “3TGs”).

Company Overview

Textron is a $12.1 billion multi-industry company operating in numerous countries around the world.  Our businesses manufacture a variety of complex products including business jets, turbo-prop and piston aircraft, helicopters, unmanned aircraft systems, marine and land systems, weapons and sensors, golf, turf care and light transportation vehicles and equipment and manual and powered professional tools, testing and measurement equipment.  Our broad and complex product range may contain 3TGs within components such as jet engines, circuit boards, electronics, brake components and wiring.

References to “Textron”, “we” and “our” in this Report refer to Textron Inc. and its consolidated subsidiaries.

Reasonable Country of Origin Inquiry

We determined that during 2014 we manufactured and/or contracted to manufacture products containing 3TGs that are necessary to the functionality or production of those products.  Therefore, pursuant to the Rule, we conducted a Reasonable Country of Origin Inquiry (“RCOI”) to seek to ascertain whether the 3TGs in our products originated from the Democratic Republic of the Congo or an adjoining country (known collectively as the “Covered Countries”), or are from recycled or scrap sources.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our worldwide supply chain, it is difficult to identify suppliers in our supply chain which are multiple steps removed from our direct (first-tier) suppliers, and we have no direct relationships with mines, smelters or refiners of 3TGs.  Accordingly, we rely on our direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied to us by them — including sources of 3TGs that are supplied to them from lower tier suppliers.

To implement our RCOI, we established enterprise-wide conflict minerals procedures directing each business unit to take a number of steps to identify suppliers of components or materials potentially containing 3TGs included in products we manufactured or contracted to manufacture during 2014.  This group of suppliers (“in-scope suppliers”) increased by approximately 15% over the previous year.

Our third party consultant conducted a supply chain survey with the in-scope suppliers using the

Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (“CMRT”), version 3.02.  As part of the supplier survey, in-scope suppliers were contacted via a software platform that enables users to complete and track supplier communications and allows suppliers to upload completed CMRT forms directly to the platform for assessment and management. Communications sent to in-scope suppliers through the platform included training and education on the completion of the CMRT form.  The survey process and education materials were enhanced for the 2014 reporting year.

Non-responsive in-scope suppliers were contacted a number of times through the platform and then were also contacted by the consultant’s team in one on one communications.  Suppliers who continued to be non-responsive were contacted by a representative of the applicable Textron business unit. A notable addition to our program for 2014 is automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT.  The survey responses were reviewed for completeness and consistency, and our consultant followed up with suppliers who provided incomplete or inconsistent responses.  Ultimately, we received complete and validated responses to our supply chain survey from slightly more than half of the in-scope suppliers.

Because the results of our RCOI indicated that some of our products contain 3TGs which may have originated from the Covered Countries, we performed due diligence measures on the source and chain of custody of the 3TGs as described below.

Due Diligence

Design of Our Due Diligence Framework

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten (OECD Guidance).

Due Diligence Process

In conformity with the OECD’s five step process, we conducted the following activities during the 2014 reporting period:

1.                                      Company Management Systems

We maintain an internal conflict minerals team with representatives from each of our business units as well as subject matter experts from various internal functions, including legal, environmental health and safety and internal audit.  Our conflict minerals team met with our third party consultant following the 2013 Form SD submissions to review the previous year’s compliance process and to discuss improvements to our program.  The team adopted and documented procedures for our 2014 conflict minerals compliance program and agreed upon a conflict minerals clause to be included in any new or amended supplier contracts. The team leaders report regularly to Textron’s Procurement Council and senior management on the status of our program.

Textron has adopted a Conflict Minerals Statement which can be found at http://investor.textron.com/investor-relations/corporate-governance/default.aspx.

In addition, we maintain an enterprise-wide grievance mechanism, including an employee helpline, as described in our Business Conduct Guidelines, that enables employees to report suspected or known violations of our Business Conduct Guidelines, law or company policy.

2.                                      Identification and Assessment of Supply Chain Risks

We have worked to identify and assess our supply chain risk through the CMRT survey process.  There are a variety of risks identified throughout the survey process, including the risk presented by the lack of sourcing information due to non-responsive suppliers and suppliers providing incomplete or inconsistent responses.  The smelter and refiner data collected through the CMRT highlights actual sourcing risk, such as a smelter or refiner sourcing from the Covered Countries and not yet certified as conflict free, or of even higher risk, a smelter or refiner which has not yet begun the audit process to receive certification.

3.                                      Strategy to Respond to Identified Risks

We intend to work to further mature our conflict minerals program by enhancing our communications with suppliers and directing them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses, including working to get product level versus company level responses from our suppliers.  We intend to work toward obtaining from our suppliers available smelter and refiner identification information.  As our program matures and we obtain more detailed information from our suppliers with regard to the origin of the 3TGs contained in components and materials supplied to us by them, we intend to establish a process to respond to identified risks in our supply chain, including escalating identified risks to management for consideration of appropriate action.

4.                                      Independent Third Party Audit of Facilities’ Due Diligence Practices

As discussed above, we do not have direct relationships with smelters or refiners, and we do not perform direct audits of these entities’ supply chains.  We intend to rely on the development and implementation of independent third party audits of smelters’ and refiners’ sourcing, such as the CFSI’s Conflict-Free Smelter Program.

5.                                      Report on Supply Chain Due Diligence

This Report is publicly available at http://investor.textron.com/investor-relations/corporate-governance/default.aspx.

Product Description

Many of the responses received from suppliers which indicated that they source 3TGs from a Covered Country provided data at a company or divisional level, rather than at the part or component level. As a result, we have been unable to determine whether the 3TGs reported by these suppliers were contained in components supplied to us (as opposed to other components supplied by our suppliers but not purchased by us).  We are therefore unable to directly link, based on the due diligence measures described in this Report, 3TGs contained in Textron products to 3TGs originating from a Covered Country.  As a result, we have not included any specific descriptions of products which contain 3TGs sourced from a Covered Country.

Facilities Used to Process the 3TGs

Certain of the supplier responses in the CMRT included the names of facilities listed as smelters or refiners.  We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain.  We compared the facilities listed in the responses in the CMRT to the list of smelters maintained by the Conflict-Free Sourcing Initiative (“CFSI”), the United States Department of Commerce (DoC) and the London Bouillon Market Association (LBMA) and confirmed that the name was listed by CFSI. As of April 30, 2015, we have validated in this manner that 317 smelters or refiners provided in our supplier CMRTs are included on these lists and are working to validate the additional smelter/refiner entries from the submitted CMRTs.

If a supplier indicated that a facility was certified as “Conflict-Free” we confirmed that it was listed as such by CFSI. Based on the smelter lists provided by suppliers via the CMRTs, we are aware that there are 18 smelters sourcing 3TGS from the Covered Countries which are certified conflict-free and 297 other smelters which are certified conflict-free for which the country of origin of the 3TGs processed by the facility has not been provided by the related supplier and is not available through public information sources related to the smelter.  Despite the additional smelter information obtained from these suppliers, in most cases information has been provided on a company or division level, rather than on a component level.  Therefore, we cannot yet ascertain whether the smelters identified by our suppliers are related to any parts or components actually provided to us by the suppliers.

Many suppliers are still unable to provide the smelters or refiners used for components supplied by them to us and, even where facilities were identified, the suppliers did not always provide complete information on the facility, including smelter identification numbers, so that we were unable to immediately validate the smelter as described above and, as previously noted, many of the responses indicated an “unknown” status in terms of determining the origin of 3TGs.

Efforts to Determine Mine or Location of Origin

For the reasons explained above, we rely on our direct suppliers to provide information on the origin of the 3TGs contained in components and materials they supply to us.  As noted above, our program has initially focused on gathering smelter and refiner information via the CMRT survey process and, as the program progresses, we intend to work toward obtaining from our suppliers all necessary smelter and refiner identification information.  This information will facilitate the validation and disclosure of the smelters and refiners as well as the tracing of the 3TGs to their location of origin.  However, to date we have no information with regard to the mine or specific location of origin of the 3TGs in our products or whether they come from recycled or scrap sources.

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in our Covered Products, including seeking information about 3TG smelters and refiners in our supply chain through requesting that our suppliers complete the CMRT and verifying those smelters and refiners with the expanding CFSI lists to the extent possible.